Northern Dynasty: Pebble Partnership, Iliamna Natives Limited reach Right-of-Way Agreement

Alaska Native Village Corporation enters partnership agreement with Pebble

May 15, 2019 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) reports the Pebble Limited Partnership (“Pebble Partnership” or “PLP”) has finalized a Right-of-Way Agreement with Iliamna Natives Limited (“INL”), securing the right to use defined portions of INL lands for the construction and operation of transportation infrastructure associated with the Pebble Project.

The Pebble Partnership is a wholly owned US subsidiary of Northern Dynasty and proponent of southwest Alaska’s Pebble Project. INL is an Alaska Native village corporation with extensive land holdings proximal to the Pebble site, and represents more than 150 Alaska Native shareholders, many of whom live in the nearby village of Iliamna.

“We’re very pleased to have reached an agreement with Iliamna that will involve them and their shareholders in a meaningful way in the future development of the Pebble Project,” said Northern Dynasty President & CEO Ron Thiessen.

“Not only does today’s announcement demonstrate that the Alaska Native landowners and those who live in closest proximity to the project support the work we are doing to advance Pebble in an environmentally sound and socially responsible manner, it also ensures they will benefit in a meaningful way from the jobs and other economic opportunities associated with the project.”

The Right-of-Way Agreement reached with INL this month is the second such agreement the Pebble Partnership has reached with Alaska Native landowners to secure access to the project site for construction and operation of the proposed mine. A similar agreement was reached with Alaska Peninsula Corporation (“APC”), a village corporation with land holdings both north and south of Lake Iliamna, last November.

The INL agreement provides the Pebble Partnership with an important alternative ferry landing site and road/utility corridor on the north side of Lake Iliamna, and greater flexibility as the project advances toward a final Record of Decision on the federal Environmental Impact Statement (“EIS”) permitting process next year.

“INL and PLP have been working together for over 15 years,” said INL President Lorene Anelon. “INL sees the opportunities that Pebble could provide for Iliamna, and we want our community to grow and prosper with responsible development. INL will work with Pebble to make sure it is done responsibly, and we are looking forward to working together to make our shareholders and community a healthy place to aspire our dreams.”

In February 2019, the US Army Corps of Engineers released the Draft EIS for the Pebble Project, confirming there are no data gaps or other outstanding information requirements with potential to block or delay regulatory approval for the project. The Draft EIS also indicates that development of the Pebble resource can proceed without harm to the salmon fisheries of western Alaska or other significant impacts.

The INL lands addressed in the Right-of-Way Agreement reflect one of the transportation corridors identified in Draft EIS. Specifically, it includes a ferry landing site east of the village of Iliamna at Eagle Bay, as well as road and pipeline corridors and associated material borrow sites to link the Pebble mine site to the Iliamna airport, and to the Eagle Bay ferry landing site.

To secure its right to use defined portions of INL land for the construction and operation of transportation infrastructure, PLP will make annual toll payments to INL, and pay other fees prior to and during project construction and operations. In addition, INL will be granted ‘Preferred Contractor’ status at Pebble, which provides a preferential opportunity to bid on Pebble-related contracts located on INL lands.

PLP transportation infrastructure is expected to benefit INL, its shareholders and local residents of Iliamna through access to lower costs for power, equipment and supplies, as well as enhanced economic activity in the region. Roads connecting to the villages of Iliamna and Newhalen will allow local residents to access jobs at the Pebble mine site and associated infrastructure sites.

Finally, the two parties have agreed to negotiate a profit sharing agreement that will ensure INL and its shareholders benefit directly from the profits generated by mining activity in the region.

“INL has been an important stakeholder and business partner in the Pebble enterprise for some time, and we’re pleased to formalize that partnership today,” said Tom Collier, Pebble Partnership President & CEO.

Collier said the Pebble Partnership continues to negotiate with Alaska Native corporations, and expects to make additional partner announcements this year.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com